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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     W.R. Hambrecht + Co., Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    539 Bryant Street, Suite 100
--------------------------------------------------------------------------------
                                    (Street)

    San Francisco                    CA                   94107
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Quinton Cardiology Systems, Inc. (QUIN)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

     February 19, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                    2A.                          Securities Acquired (A) or      Amount of      ship
                                    Deemed          3.           Disposed of (D)                 Securities     Form:     7.
                                    Execu-          Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.Trans-      tion            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                    action        Date,           (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date          if any          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)    (mm/dd/yy)     Code     V                    (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock          2/19/2003                     S               59,500        D   5.75/share    794,931       D(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          2/19/2003                     S               59,500        D   5.75/share    617,609       D(2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                        9.         Owner-
                                                                                                        Number     ship
                                                                                                        of         Form
             2.                                                                                         Deriv-     of
             Conver-                          5.                              7.                        ative      Deriv-    11.
             sion                             Number of                       Title and Amount          Secur-     ative     Nature
             or                               Derivative   6.                 of Underlying     8.      ities      Secur-    of
             Exer-            3A.       4.    Securities   Date               Securities        Price   Bene-      ity:      In-
             cise   3.      Deemed    Trans-  Acquired (A) Exercisable and    (Instr. 3 and 4)  of      ficially   Direct    direct
             Price  Trans-  Execution action  or Disposed  Expiration Date    ----------------  Deriv-  Owned      (D) or    Bene-
1.           of     action  Date,     Code    of(D)        (Month/Day/Year)            Amount   ative   at End     In-       ficial
Title of     Deriv- Date    if any    (Instr. (Instr. 3,   ----------------            or       Secur-  of         direct    Owner-
Derivative   ative  (Month/ (Month/   8)      4 and 5)     Date     Expira-            Number   ity     Month      (I)       ship
Security     Secur- Day/    Day/      ------  ------------ Exer-    tion               of       (Instr. (Instr.    (Instr.   (Instr.
(Instr. 3)   ity    Year)   Year)     Code V   (A)   (D)   cisable  Date     Title     Shares   5)      4)         4)            4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1)This Form 4 is being filed to reflect the open market block sale of the Issuer Common Stock held by W.R. Hambrecht+ Co., Inc. ("WRH") and the Hambrecht 1980 Revocable Trust (the "Trust"). As of December 31, 2002, Mr. William R. Hambrecht was a director of and had a 17.6% ownership interest in WRH. As a director of WRH Mr. Hambrecht may be deemed to beneficially own the 794,931 shares of Issuer Common Stock directly owned by WRH. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Issuer Common Stock owned by WRH, other than with respect to the 139,907 shares of Common Stock representing his proportionate ownership interest in WRH. The Trust disclaims beneficial ownership of the shares of Issuer Common Stock directly held by WRH. WRH disclaims beneficial ownership of shares of the Issuer Common Stock directly held by the Trust.
(2)Mr. Hambrecht is a Trustee of the Trust and has voting and investment power over 617,609 shares of Issuer Common Stock held by the Trust.


                                       W.R. Hambrecht + Co., Inc.


                                       /s/ William R. Hambrecht       02/21/2003
                                       ------------------------       ----------
                                  By:  William R. Hambrecht              Date
                                       Its: President

**Intentional  misstatements  or  omissions of facts  constitute  Federal
  Criminal Violations.

See  18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form,  one of which must be manually  signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                PAGE 2 OF 4
                                                            SEC 1475 (3-99)

                             Joint Filer Information

Name:                      Hambrecht 1980 Revocable Trust

Address:                   539 Bryant Street
                           Suite 100
                           San Francisco, CA 94107

Designated
Filer:                     W.R. Hambrecht + Co., Inc.

Issuer and
Ticker Symbol:             Quinton Cardiology Systems, Inc. (QUIN)

Date of Event
Requiring Statement:       February 19, 2003

Relationship to Issuer:    10% Owner

Signature:                  Hambrecht 1980 Revocable Trust


                           /S/ William R. Hambrecht
                           --------------------------------
                           By:  William R. Hambrecht
                           Its:   Trustee

                             Joint Filer Information



Name:                      William R. Hambrecht

Address:                   539 Bryant Street
                           Suite 100
                           San Francisco, CA 94107

Designated
Filer:                     W.R. Hambrecht + Co., Inc.

Issuer and
Ticker Symbol:             Quinton Cardiology Systems, Inc. (QUIN)

Date of Event
Requiring Statement:       February 19, 2003

Relationship to Issuer:    Director and 10% Owner

Signature:                 /S/ William R. Hambrecht
                           --------------------------
                           William R. Hambrecht


                                                                PAGE 4 OF 4